

NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
www.nissan.co.jp

SUPPL


05007886

File No. 82-207

Date: April 27, 2005


PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: NISSAN MOTOR CO., LTD. – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of FY2004 Consolidated Financial Results (Year ended March 31,2005)

2. English translation of FINANCIAL RESULTS OF NISSAN MOTOR CO.,LTD(FOR THE FISCAL YEAR ENDING March 31,2005)

3. English translation of press release ("NISSAN REPORTS RECORD RESULTS FOR FY04")

4. English translation of press release ("About a correction of FINANCIAL RESURTS OF NISSAN MOTOR CO.,LTD FOR THE FISCAL YEAR ENDING MARCH 31,2005 and NON-CONSOLIDATED FINANCIAL INFORMATION")

Very truly yours,

NISSAN MOTOR CO., LTD.
Global Communications CSR and
Investor Relations Division
Phone,+81-3-5565-2164
Fax,+81;3-3544-0109

dw 5/16

FY2004 Consolidated Financial Results

(Year ended March 31, 2005)


FASF
MEMBERSHIP

April 25, 2005

Company name : Nissan Motor Co., Ltd.
Stock exchange on which the shares are listed : Tokyo Stock Exchange in Japan
Code number : 7201
Location of the head office : Tokyo
URL : http://www.nissan-global.com/EN/IR/
Representative person : Carlos Ghosn, President
Contact person : Kohki Sone, General Manager,
Global Communications CSR and IR Division,
Communications CSR Department
Tel. (03) 3543 - 5523
Approval date for FY 2004 financial results by the Board of Directors : April 25, 2005
Adoption of accounting principles generally accepted in the United States : No


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2005
179
WASH. D.C.

1.Results of FY2004 (April 1, 2004 through March 31, 2005)

<1> Results of consolidated operations (Amounts less than one million yen are rounded)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2004	8,576,277	15.4	861,160	4.4	855,700	5.7
FY2003	7,429,219	8.8	824,855	11.9	809,692	14.0

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ordinary income as a percentage of total assets	Operating income as a percentage of net sales
	Millions of yen	%	Yen	Yen	%	%	%
FY2004	512,281	1.7	125.16	124.01	22.8	9.7	10.0
FY2003	503,667	1.7	122.02	120.74	26.3	10.6	10.9

Note 1 : Equity in earnings of affiliates : FY04 36,790 million yen, FY03 11,623 million yen

Note 2 : Average number of shares issued and outstanding during each period after adjustment (consolidated).
FY04 4,089,871,573 shares, FY03 4,124,313,830 shares
(Adjustment is mainly for treasury stock owned by Renault.)

Note 3: Changes in accounting policies were made in FY04.

Note 4: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from corresponding figures for the previous period.

<2> Consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004	9,848,523	2,465,750	25.0	604.49
FY2003	7,859,856	2,023,994	25.8	493.85

Note : Number of shares issued and outstanding at the end of each period after adjustment (consolidated).
FY04 4,078,381,800 shares, FY03 4,097,588,206 shares
(Adjustment is mainly for treasury stock owned by Renault.)

<3> Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2004	369,415	(865,035)	521,046	289,784
FY2003	797,417	(756,126)	(113,740)	194,164

<4> Scope of consolidation and equity method

Number of consolidated subsidiaries	200 companies
Number of unconsolidated subsidiaries accounted for by the equity method	34 companies
Number of affiliates accounted for by the equity method	20 companies

<5> Changes in scope of consolidation and equity method of accounting

Number of newly consolidated subsidiaries	27 companies
Number of consolidated subsidiaries excluded from consolidation	13 companies
Number of affiliates newly accounted for by the equity method	4 companies
Number of affiliates excluded from the equity method of accounting	11 companies

2.Consolidated forecast for FY05 (April 1, 2005 through March 31, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
FY05 1st half	-	-	-
FY05	9,000,000	860,000	517,000

Reference : Forecast of net income per share for FY05 (yen) 126.77

FINANCIAL RESULTS OF NISSAN MOTOR CO.,LTD

<FOR THE FISCAL YEAR ENDING MARCH 31, 2005>

TABLE OF CONTENTS

1. Description of Nissan group

The Nissan group consists of Nissan Motor Co., Ltd. (the "Company"), subsidiaries, affiliates, and other associated companies. Its main business includes sales and production of vehicles, forklifts, marine products and related parts. And also the Nissan group provides various services accompanying its main business, such as logistics and sales finance. The Company established Global Nissan (GNX) as a global headquarters function which is to focus on utilizing regional activities by 4 Regional Management Committees and cross regional functions like R&D, Purchasing, Manufacturing, etc., and Global Nissan Group is composed of this matrix.
The corporate group structure is as follows:



Customer
Global Nissan Group
Global Nissan Head Office
(Regional Management Committees)
Japan (Nissan)
Nissan North America ⑤
Nissan Europe ③
General Oversea Market
Sales / Marketing ① ② ④
Product Planning
Technology / R&D
Manufacturing ⑨⑬⑯ ⑥ ⑩⑪ ⑦⑧⑫
Purchasing
Accounting / Finance
Human Resource
Corporate Support
Sales Finance ⑭ ⑮
①Nissan Group Domestic Dealers
*Aichi Nissan Motor Co.,Ltd.
*Tokyo Nissan Motor Sales Co.,Ltd.
*Nissan Prince Tokyo Sales Co.,Ltd.
etc.
Nissan Group Overseas Distributors
*②Nissan Canada, Inc.
*③Nissan Europe S.A.S.
*④Yulon Nissan Motor Co., Ltd.
etc.
Nissan Group Vehicle Manufactures & Distributors
*⑤Nissan North America, Inc.
*⑥Nissan Mexicana, S.A.de C.V.
*⑦Nissan Motor Co. South Africa (Pty) Ltd.
*⑧Dongfeng Motor Co., Ltd.
Nissan Group Vehicle Manufactures
*⑨Nissan Shatai Co.,Ltd.
*⑩Nissan Motor Manufacturing (UK) Ltd.
*⑪Nissan Motor Ibelica, S.A.
*⑫Siam Nissan Automobile Co., Ltd.
**⑬Nissan Diesel Motor Co.,Ltd.
etc
Nissan Group Sales Finance Companies
*⑭Nissan Financial Services Co.,Ltd.
*⑮Nissan Motor Acceptance Corporation
etc
Partners
**Renault S.A.
⑯Nissan Group Parts Manufacturers
*Aichi Machine Industry Co.,Ltd.
*JATCO Ltd.
*Calsonic Kansei Corporation
etc.
Parts, Material and Service Suppliers

* Consolidated Subsidiaries
** Companies accounted for by equity method

- There are other associated companies; *Nissan Trading Co., Ltd., *Nissan Real Estate Development Co., Ltd.
- Our subsidiaries listed on domestic stock exchange markets are as follows:

Nissan Shatai Co., Ltd.---Tokyo Aichi Machine Industry Co., Ltd.---Tokyo, Nagoya Calsonic Kansei Corporation---Tokyo

2.Basic Policy regarding Corporate Governance and its Implementation Status

Corporate Governance is one of the most important issues of the management for Nissan, and the critical point is to make clear the responsibility of the management. At Nissan, its clear vision, management policies and objectives are published for shareholders and investors, and their achievement status and results are disclosed early and with transparency as much as possible.

Nissan has been conducting various system reforms in order to enhance Corporate Governance. To be specific, the Chief Operating Officer has been posted under the authority of the Chief Executive Officer as from April 1, 2005. This reform will bring about more efficiency of the management than that of the present management at Nissan. In addition, at the shareholders' meeting in June 2005, the number of corporate auditors will be reduced from five to four, three of whom will continue to be outside corporate auditors. In result, the independence of the audit will be strengthened by increased influence of the outside corporate auditors.

Internal auditing not only allows us to improve the self-correcting capabilities of Nissan group companies through evaluation of internal control level, but it also improves our business processes. Effective and efficient internal audits are being conducted with an appointment of Chief Internal Audit Officer who coordinates global audit activities.

Nissan appoints Ernst &Young Shin Nihon as an external auditor, the auditors not only conduct legal requirement audit, but also report to corporate auditors and internal auditors and exchange opinions among them periodically.

In addition, Nissan has established "Nissan Global Code of Conduct" and "Global Compliance Committee" for compliance with laws and ethics within the all group companies, and has provided its employees with an education program in order to avoid illegal and unethical conduct.

3.Information parent or other related company

Not applicable

4. NISSAN 180 update

In the NISSAN 180 business plan, for fiscal years 2002 through 2005, the company made three commitments: to sell an additional 1 million units by the end of fiscal year 2004, measured between October 2004 and September 2005 and compared to fiscal year 2001; to achieve an 8% operating profit margin; and to achieve zero net automotive debt at constant accounting standards.

The last two commitments were achieved by the end of fiscal year 2002. Nissan's operating profit margin has been at or above 10% for every year of NISSAN 180, and net automotive debt has been eliminated. The company now has more than 200 billion yen in net cash under the new and more demanding accounting standards.

The only remaining commitment is achieving the 1 million additional sales, Here, we are in reasonably good shape. At the midpoint of the measurement period, global sales stood at 1,809,000 units, which is a slight advance compared to the commitment to reach 3,597,000 units by the end of September.

NISSAN 180 will be remembered as a period in which many significant products were introduced to satisfy specific needs of customers around the world. Products such as our first crossover and full-size truck and sport utility vehicles in North America... mini and compact cars in Japan... the Teana in China... a range of light commercial vehicles in Europe... and our revival symbol, the 350Z.

5. FY2004 business performance

Global sales came to 3,388,000 units, which exceeded our forecast of 3,380,000 units. This record level represents an increase of 10.8%, or 331,000 units, over fiscal year 2003... and is 281,000 units more than the previous record level set in 1990. In fiscal year 2004, we released nine all-new models globally.

Along with record sales, a global production record was also achieved. Nissan's manufacturing plants produced 3,378,000 units, which is 293,000 units more than the previous record.

In Japan, sales came to 848,000 units, a slight 1.4% increase. Our brand and products continue to gain recognition. The Fuga was voted the "RJC Car of the Year"... and in March, the Note, Tiida, Cube and March were among the top 10 best-selling models in Japan. Our market share increased four-tenths of a percent to 14.6%.

In the United States, sales rose 18.4%, to 1,013,000 units and, for the first time, sales crossed the 1-million mark. Our U.S. market share for the full year came to 6%, up from 5.1%.

The Nissan Division grew by 20.4%, driven by truck sales. With solid contributions from

the new Frontier, new Pathfinder and Titan, truck sales were up 47.6%... and the Altima continues to make a strong contribution to car sales.

The Infiniti Division achieved yet another record year, due to the attraction of competitive models such as our G35 sport sedan and coupe. Sales were up 6.5% from the previous year, to 132,000 units.

In Europe, where reporting is on a calendar-year basis, sales were basically flat, at 544,000 units. Strong sales of the X-TRAIL and Pick-up helped offset a lack of new passenger cars.

In General Overseas Markets, including Mexico and Canada, sales were up 19.5%, to 983,000 units. Sales in China were up 92.7% to 194,000 units... and the Teana was named the "Car of the Year 2005."

Consolidated net revenues came to 8 trillion 576.3 billion yen, up 15.4% from last year. Higher volume and mix made a positive impact of 707 billion yen. Movements in foreign exchange rates produced a negative impact of 173 billion yen. Changes in the scope of consolidation, including Dongfeng Motor and Yulon Nissan Motor, impacted revenues positively by 432 billion yen.

Consolidated operating profit improved by 4.4% to a record 861.2 billion yen. As a percentage of net revenue, our operating profit margin came to 10.0%.

Analyzing the variance between last year's operating profit and this year's, several factors are considered:

- The effect of foreign exchange rates produced a 78 billion yen negative impact.
- The change in the scope of consolidation produced a positive impact of 31 billion yen.
- The impact of higher volume and mix contributed 284 billion yen, mainly driven by the U.S. sales volume increase.
- Selling expenses increased by 114 billion yen, also mainly due to U.S. sales.
- The improvement in purchasing costs amounted to 131 billion yen.
- Product enrichment and the cost of regulations had a negative impact of 92 billion yen.
- We spent an additional 44 billion yen in R&D to reinforce product and technology development.
- Cost reductions from manufacturing efficiency were offset by the costs associated with the Canton Plant capacity expansion, resulting in increasing manufacturing and logistics expenses by 15 billion yen.
- Warranty costs had a negative impact of 41 billion yen.

· General, administrative and other expenses increased by 25.7 billion yen.

Net non-operating expenses totaled 5.5 billion yen – which is 9.7 billion less than last year.
Financial costs decreased by 5.3 billion yen to 10.4 billion yen.
Ordinary profit came to 855.7 billion yen, up from 809.7 billion yen in fiscal year 2003.
Net extraordinary losses decreased by 10.7 billion yen, mainly due to the sale of land of the former Murayama Plant.
Income before taxes came to 793.2 billion yen. Taxes came to 258 billion yen, for an effective consolidated tax rate of 33%.
Minority interests amounted to 22.9 billion yen.
Net income reached 512.3 billion yen, an increase of 8.6 billion yen.
Net automotive debt is eliminated. In fact, we had 205.8 billion yen in cash at the close of fiscal year 2004.

At the annual general meeting of shareholders on June 21, we will propose a 12-yen-per-share year-end dividend, as previously announced, giving a full-year dividend of 24 yen per share for fiscal year 2004.
By the end of NISSAN Value-Up, our plan is to pay an annual dividend of no less than 40 yen per share, which is a 66% increase over the FY04 level.

6. NISSAN Value-Up

The company's new three-year business plan for fiscal years 2005 through 2007 – NISSAN Value-Up – began to be implemented on April 1, 2005. The plan has three commitments:

1. To maintain the top level of operating profit margin among global automakers for each of the three years of the plan;
2. To achieve global sales of 4.2 million units, measured in fiscal year 2008; and
3. To achieve a 20% return on invested capital on average over the course of the plan.

Nissan will launch 28 all-new models globally during NISSAN Value-Up.
In order to implement NISSAN Value-Up, we will pursue four major breakthroughs.

· Introduction of Infiniti luxury brand globally as a Tier-1 luxury brand.
· Focus on Light Commercial Vehicles, or LCVs.
· Focus on sourcing parts and services from Leading Competitive Countries, or LCCs.
· Significant geographic expansion

7. Fiscal year 2005 financial forecast

The new fiscal year brings risks and opportunities. Risks include volatility in exchange rates, higher interest rates, higher commodity prices, higher energy prices, higher incentives, and uncertainty about the levels of growth in the United States and Japanese markets. The company's greatest opportunity lies in delivering NISSAN Value-Up quickly and effectively. Assuming a relatively flat total industry volume of 61 million units globally, Nissan's sales are forecast to come to 3,618,000 units, which is a 6.8% increase over the prior year. Worldwide, we will launch six all-new models, leading to 20 regional product events. In Japan, we will launch five models, including the new Serena and the new Otti, a minicar supplied by Mitsubishi Motors that will go on sale in June. In Europe, we will launch the Micra convertible coupe. No new model launches are planned in North America this year. We will be preparing for the significant next wave of new products to come in 2006 and 2007.

In light of all these factors, we have filed the following forecast, using a foreign exchange rate assumption for the year of 105 yen per dollar and 130 yen per euro.

- Net revenue is forecasted to be 9 trillion yen, up 4.9%.
- Operating profit is expected to be 870 billion yen, up 1% from fiscal year 2004, giving an operating profit margin of 9.7%.
- Ordinary profit is expected to reach 860 billion yen.
- Net income is forecasted to be 517 billion yen.
- Capital expenditures are expected to reach 540 billion yen.
- R&D expenses are forecast to reach 450 billion yen.

8. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Statements of Income

(FY2004 and FY2003)

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2004	FY2003	Change Amount	Change %
NET SALES	**8,576,277**	**7,429,219**	**1,147,058**	**15.4 %**
COST OF SALES	6,351,269	5,310,172	1,041,097	
Gross profit	2,225,008	2,119,047	105,961	5.0 %
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,363,848	1,294,192	69,656	
	10.0%	11.1%	-1.1%	
Operating income	**861,160**	**824,855**	**36,305**	**4.4 %**
NON-OPERATING INCOME	71,949	57,277	14,672	
Interest and dividend income	16,274	11,591	4,683	
Equity in earnings of unconsolidated subsidiaries & affiliates	36,790	11,623	25,167	
Other non-operating income	18,885	34,063	(15,178)	
NON-OPERATING EXPENSES	77,409	72,440	4,969	
Interest expense	26,656	27,290	(634)	
Amortization of net retirement benefit obligation at transition	11,795	13,936	(2,141)	
Other non-operating expenses	38,958	31,214	7,744	
	10.0%	10.9%	-0.9%	
Ordinary income	**855,700**	**809,692**	**46,008**	**5.7 %**
SPECIAL GAINS	43,098	32,200	10,898	
SPECIAL LOSSES	105,565	105,395	170	
	9.2%	9.9%	-0.7%	
Income before income taxes and minority interests	**793,233**	**736,497**	**56,736**	**7.7 %**
INCOME TAXES－CURRENT	179,226	137,745	41,481	
INCOME TAXES－DEFERRED	78,837	81,295	(2,458)	
MINORITY INTERESTS	22,889	13,790	9,099	
	6.0%	6.8%	-0.8%	
NET INCOME	**512,281**	**503,667**	**8,614**	**1.7 %**

2) Consolidated Balance Sheets

as of Mar 31, 2005 and Mar 31, 2004

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	as of Mar 31, 2005	as of Mar 31, 2004	Change
[ASSETS]			
CURRENT ASSETS	**5,139,394**	**3,766,963**	**1,372,431**
Cash on hand and in banks	300,274	191,742	108,532
Notes & accounts receivable	538,029	462,716	75,313
Finance receivables	3,026,788	2,203,174	823,614
Marketable securities	13,426	3,126	10,300
Inventories	708,062	542,792	165,270
Deferred tax assets	291,210	169,759	121,451
Other current assets	261,605	193,654	67,951
FIXED ASSETS	**4,708,078**	**4,091,299**	**616,779**
Property, plant and equipment	3,796,947	3,203,252	593,695
Intangible assets	178,160	71,786	106,374
Investment securities	361,921	360,344	1,577
Long-term loans receivable	20,248	17,419	2,829
Deferred tax assets	125,081	162,184	(37,103)
Other fixed assets	225,721	276,314	(50,593)
DEFERRED ASSET	**1,051**	**1,594**	**(543)**
TOTAL ASSETS	**9,848,523**	**7,859,856**	**1,988,667**
[LIABILITIES]			
CURRENT LIABILITIES	**3,974,714**	**3,102,481**	**872,233**
Notes & accounts payable	939,786	768,201	171,585
Short-term borrowings	1,925,618	1,360,798	564,820
Accrued expenses	444,377	358,076	86,301
Deferred tax liabilities	2,401	2,545	(144)
Accrued warranty costs	61,762	45,550	16,212
Lease obligation	58,332	50,464	7,868
Other current liabilities	542,438	516,847	25,591
LONG-TERM LIABILITIES	**3,151,358**	**2,629,596**	**521,762**
Bonds and debentures	493,125	542,824	(49,699)
Long-term borrowings	1,373,504	1,067,790	305,714
Deferred tax liabilities	438,942	291,991	146,951
Accrued warranty costs	122,990	107,047	15,943
Accrued retirement benefits	508,203	442,266	65,937
Lease obligation	96,544	84,179	12,365
Other long-term liabilities	118,050	93,499	24,551
TOTAL LIABILITIES	**7,126,072**	**5,732,077**	**1,393,995**
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	**256,701**	**103,785**	**152,916**
[SHAREHOLDERS' EQUITY]			
COMMON STOCK	**605,814**	**605,814**	**0**
CAPITAL SURPLUS	**804,470**	**804,470**	**0**
RETAINED EARNINGS	**1,715,099**	**1,286,299**	**428,800**
UNREALIZED HOLDING GAIN ON SECURITIES	**7,355**	**4,392**	**2,963**
TRANSLATION ADJUSTMENTS	**(400,099)**	**(431,744)**	**31,645**
TREASURY STOCK	**(266,889)**	**(245,237)**	**(21,652)**
TOTAL SHAREHOLDERS' EQUITY	**2,465,750**	**2,023,994**	**441,756**
TOTAL LIABILITIES, MINORITY INTERESTS & SHAREHOLDERS' EQUITY	**9,848,523**	**7,859,856**	**1,988,667**

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and debentures, and commercial paper.

3) Consolidated Statements of Capital Surplus and Retained Earnings

(FY2004 and FY2003)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2004	FY2003	Change
(Capital surplus)			
Capital surplus at beginning of period	**804,470**	**804,470**	**-**
Capital surplus at end of period	**804,470**	**804,470**	**-**
(Retained earnings)			
Retained earnings at beginning of period	**1,286,299**	**878,655**	**407,644**
Increase	**528,509**	**513,353**	**15,156**
Net income	512,281	503,667	8,614
Increase due to inclusion in consolidation	1,104	226	878
Adjustment for revaluation of the accounts of the consolidated subsidiaries based on general price level accounting	12,942	9,460	3,482
Increase due to land revaluation of subsidiaries	2,182	-	2,182
Decrease	**99,709**	**105,709**	**(6,000)**
Cash dividends paid	94,236	74,594	19,642
Bonuses to directors and statutory auditors	404	410	(6)
Decrease due to exclusion from the equity method	-	4,402	(4,402)
Decrease in unfunded retirement benefit obligation of foreign subsidiaries	369	18,132	(17,763)
Loss on disposal of treasury stock	4,700	8,171	(3,471)
Retained earnings at end of period	**1,715,099**	**1,286,299**	**428,800**

4) Consolidated Statements of Cash Flows

(FY2004 and FY2003)
[in millions of Yen, ( ) indicates out flows]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2004	FY2003
Operating activities		
Income before income taxes and minority interests	793,233	736,497
Depreciation and amortization (fixed assets excluding leased vehicles)	356,915	314,900
Amortization (long-term prepaid expenses)	11,665	11,783
Depreciation (leased vehicles)	157,346	134,354
(Reversal of provision) provision for doubtful receivables	(6,464)	3,732
Unrealized loss on investments	128	323
Interest and dividend income	(16,274)	(11,591)
Interest expense	73,220	63,423
Gain on sales of property, plant and equipment	(24,038)	(4,163)
Loss on disposal of property, plant and equipment	20,115	24,823
(Gain) loss on sales of investment securities	(7,232)	7,113
Decrease in trade receivables	15,494	24,539
Increase in sales finance receivables	(794,349)	(463,110)
Increase in inventories	(108,903)	(28,220)
Increase in trade payables	152,213	68,879
Amortization of net retirement benefit obligation at transition	11,795	13,936
Retirement benefit expenses	65,103	67,262
Retirement benefits paid	(82,924)	(80,650)
Other	(115)	45,934
Sub-total	616,928	929,764
Interest and dividends received	16,098	10,699
Interest paid	(71,318)	(65,231)
Income taxes paid	(192,293)	(77,815)
Total	369,415	797,417
Investing activities		
Increase in short-term investments	(12,370)	(710)
Purchases of fixed assets	(461,146)	(428,387)
Proceeds from sales of property, plant and equipment	71,256	53,932
Purchases of leased vehicles	(590,605)	(476,613)
Proceeds from sales of leased vehicles	173,812	191,105
Long-term loans made	(4,019)	(3,741)
Collection of long-term loans receivable	4,860	4,766
Purchases of investment securities	(31,896)	(119,372)
Proceeds from sales of investment securities	3,098	40,330
Purchase of subsidiaries' shares resulting in changes in the scope of consolidation	(1,292)	-
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	7,697	192
Additional acquisition of shares of consolidated subsidiaries	(500)	(2,531)
Other	(23,930)	(15,097)
Total	(865,035)	(756,126)
Financing activities		
Increase (decrease) in short-term borrowings	666,191	(137,575)
Increase in long-term borrowings	1,050,841	847,393
Increase in bonds and debentures	140,663	150,000
Repayment or redemption of long-term debt	(1,145,534)	(720,694)
Purchases of treasury stock	(33,366)	(101,957)
Proceeds from sales of treasury stock	6,816	9,744
Repayment of lease obligation	(69,244)	(84,742)
Cash dividends paid	(94,236)	(74,594)
Other	(1,085)	(1,315)
Total	521,046	(113,740)
Effect of exchange rate changes on cash and cash equivalents	4,369	(2,604)
Increase (decrease) in cash and cash equivalents	29,795	(75,053)
Cash and cash equivalent at beginning of the period	194,164	269,817
Increase due to inclusion in consolidation	65,825	310
Decrease due to exclusion from consolidation	-	(910)
Cash and cash equivalent at end of the period	289,784	194,164

5) Basis of Annual Consolidated Financial Statements

1. Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

(1) Consolidated subsidiaries ; 200 companies (Domestic 100, Overseas 100)

Domestic Car Dealers, Parts Distributors

Aichi Nissan Motor Co., Ltd., Tokyo Nissan Motor Co., Ltd.
Nissan Prince Tokyo Sales Co., Ltd.
Nissan Chuo Parts Sales Co., Ltd.
and 79 other companies

Domestic Vehicles and Parts Manufacturers

Nissan Shatai Co.,Ltd., Aichi Machine Industry Co., Ltd., JATCO Ltd., Calsonic Kansei Corp.
and 4 other companies

Domestic Logistics & Services Companies

Nissan Trading Co., Ltd., Nissan Financial Service Co., Ltd., Autech Japan, Inc.
and 6 other companies

Overseas subsidiaries

Nissan North America, Inc., Nissan Europe S.A.S.
Nissan Motor Manufacturing (UK) Ltd.
Nissan Mexicana, S.A. de C.V. and 96 other companies

Unconsolidated Subsidiaries ; 199 companies (Domestic 132, Overseas 67)

These 199 companies are excluded from consolidation because the effect of not consolidating them was immaterial to the Company's consolidated financial statements.

(2) Companies Accounted for by the Equity Method

Unconsolidated subsidiaries; 34 companies (Domestic 25, Overseas 9)
Affiliates; 20 companies (Domestic 17, Overseas 3)

Domestic Nissan Diesel Motor Co., Ltd., and 41 other companies
Overseas Renault S.A., Guangzhou NISSAN Trading Co., Ltd. and 10 other companies

The 165 unconsolidated subsidiaries and 42 affiliates other than the above companies were not accounted for by the equity method because the effect of not adopting the equity method to them was immaterial to the Company's consolidated net income and retained earnings.

(3) Change in the Scope of Consolidation and Equity Method of Accounting

The change in the scope of consolidation compared with fiscal year 2004 was summarized as follows:

Newly included in the scope of consolidation; 27 subsidiaries (*Dongfeng Motor Co., Ltd., Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd., Calsonic Kansei Corp. and 23 other companies)

Excluded from the scope of consolidation ; 13 subsidiaries (Nissan Canada Finance Inc., Shizuoka Nissan Motor Co., Ltd., Nissan Buhin Yamaguchi Hanbai Co., Ltd. and 10 other companies)

Number of companies newly accounted for by the equity method; 4 subsidiaries (Guangzhou NISSAN Trading Co., Calsonic Kansei Europe plc., and 2 other companies)

Number of companies ceased to be accounted for by the equity method of accounting; 11 (Dongfeng Motor Co., Ltd., Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd., Calsonic Kansei Corp. and 7 other companies)

The increase in the number of consolidated subsidiaries and companies accounted for by the equity method were primarily attributable to those newly established, due to acquisition of shares or became material to the consolidated financial statements, and the decrease were mainly due to sales or liquidations.
* During the year ended March 31, 2005, investments in Dongfeng Motor Co., Ltd. held by the Company were transferred to Nissan China Investment Co., Ltd. (NCIC). As a result, effective year ended March 31, 2005, Dongfeng Motor Co., Ltd., a joint venture, has been proportionately consolidated into NCIC in accordance with local accounting standards and was presented as a consolidated subsidiary.

2. Fiscal Period of Consolidated Subsidiaries

1)The end of FY2004 for the following consolidated subsidiaries is different from that of the Company (March 31)

December 31 : Nissan Europe S.A.S. Nissan Mexicana,S.A.de C.V.,
Nissan Motor Company South Africa (Proprietary) Limited, and 61 other overseas subsidiaries

2)With respect to the above 64 companies, the necessary adjustments were made in consolidation to reflect any significant transactions from January 1 to March 31.

3.Significant Accounting Policies

1)Valuation methods for assets

1.Securities

Held-to-maturity debt securities ..... Held-to maturity debt securities are stated at amortized cost.

Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity.
Cost of securities sold is calculated by the moving average method.

Non-marketable securities . Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

2.Derivative financial instruments

Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the consolidated balance sheet.

3.Inventories

Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

2) Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is calculated principally by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

3) Basis for reserves and allowances

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

Accrued retirement benefits

Accrued retirement benefits are provided principally at the amount calculated based on the estimated amount incurred at the end of the period, which is, in turn, calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the end of the current fiscal year.

The net retirement benefit obligation at transition is primarily being amortized over a period of 15 years by the straight-line method.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4) Lease transactions

5) Significant hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6) Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7) Accounting policies adopted by foreign consolidated subsidiaries

The financial statements of the Company's subsidiaries in Mexico and other countries have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in Mexico and other countries are charged or credited to operations and directly reflected in retained earnings in the accompanying consolidated financial statements.

4.Cash and cash equivalents

Cash and cash equivalents in consolidated statements of cash flows include cash, deposits which can be withdrawn on demand and highly liquid short-term investments exposed to insignificant risk of changes in value with a maturity of three months or less when purchased.

5.Accounting changes

Classification of freight and shipping costs

Until the year ended March 31, 2004, freight and shipping costs of the Company and certain consolidated subsidiaries were included in selling, general and administrative expenses. Effective April 1, 2004, the Company and those consolidated subsidiaries began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 112,074 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the twelve months ended March 31, 2005. Consequently, this change had no impact on operating income, ordinary income, income before income taxes and minority income and net income for the twelve months ended March 31, 2005 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

6) Notes to Consolidated Financial Statements

1.Contingent Liabilities

At March 31, 2005, the Company and its consolidated subsidiaries had the following contingent liabilities:

	(Millions of yen)
1)As guarantor of employees' housing loans from banks and others (195,030 for employees, 48,354 for others)	243,384
2)Commitments to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates at the request of lending banks	2,712
3)The outstanding balance of installment receivables sold with recourse	20,687

2.Research and Development costs included in cost of sales and general and administrative expenses

(Millions of yen)
398,148

3.Cash Flows

Cash and cash equivalents at the end of fiscal year 2004 are reconciled to the accounts reported in the consolidated balance sheet as follows:

(as of Mar. 31 2005)	(Millions of yen)
Cash on hand and in banks	300,274
Time deposits with maturities of more than three months	(21,301)
Cash equivalents included in marketable securities (*)	10,811
Cash and cash equivalents	289,784

* These represent short-term highly liquid investments readily convertible into cash held by foreign subsidiaries.

4.Securities

as of Mar 31, 2005

[in millions of Yen, ( ) indicates loss or minus]

(1) Marketable held-to-maturity debt securities

millions of yen

	Carrying value	Estimated fair value	Unrealized Gain (loss)
Securities whose fair value exceeds their carrying value:			
Sub-total	0	0	0
Securities whose carrying value exceeds their fair value:			
(1) Corporate bonds	201	201	0
Sub-total	201	201	0
Grand-total	201	201	0

(2) Marketable other securities

millions of yen

	Acquisition cost	Carrying value	Unrealized Gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
(1) Stocks	3,781	15,833	12,052
(2) Bonds			
National & local government bonds	19	20	1
(3) Others	15	18	3
Sub-total	3,815	15,871	12,056
Securities whose acquisition cost exceeds their carrying value:			
(1) Stocks	679	428	(251)
(2) Others	214	191	(23)
Sub-total	893	619	(274)
Grand-total	4,708	16,490	11,782

(3) Other securities which were sold during FY2004

millions of yen

Proceeds	Gross gain	Gross loss
2,032	1,225	(13)

(4) Details and book value of securities whose fair value is not available

(1) Other Securities

Unlisted domestic stocks 8,822 millions of yen

(excluding those traded on the over-the-counter market)

Unlisted foreign stocks 721

(5) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities

millions of yen

	Within one year	1year to 5year	5year to 10year	Over 10year
Bonds				
National &local government bonds	20	0	0	0
Corporate bonds	147	0	54	0
Others	0	4	0	0
Total	167	4	54	0

as of Mar 31, 2004

[in millions of Yen, ( ) indicates loss or minus]

(1) Marketable held-to-maturity debt securities

millions of yen

	Carrying value	Estimated fair value	Unrealized Gain (loss)
Securities whose fair value exceeds their carrying value:			
Sub-total	0	0	0
Securities whose carrying value exceeds their fair value:			
(1) Corporate bonds	249	249	0
Sub-total	249	249	0
Grand-total	249	249	0

(2) Marketable other securities

millions of yen

	Acquisition cost	Carrying value	Unrealized Gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
(1) Stocks	1,042	7,934	6,892
(2) Bonds			
National & local government bonds	19	20	1
Sub-total	1,061	7,954	6,893
Securities whose acquisition cost exceeds their carrying value:			
(1) Stocks	2,486	1,939	(547)
Sub-total	2,486	1,939	(547)
Grand-total	3,547	9,893	6,346

(3) Other securities which were sold during FY2003

millions of yen

Proceeds	Gross gain	Gross loss
4,048	1,500	(32)

(4) Details and book value of securities whose fair value is not available

(1) Other Securities

Unlisted domestic stocks 6,762 millions of yen
(excluding those traded on the over-the-counter market)
Unlisted foreign stocks 1,110

(5) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities

millions of yen

	Within one year	1year to 5year	5year to 10year	Over 10year
Bonds				
National &local government bonds	20	0	0	0
Corporate bonds	106	90	53	0
Total	126	90	53	0

5. SEGMENT INFORMATION

for the fiscal years ended March 31, 2005 and 2004
[in millions of Yen, ( ) indicates minus]

1. BUSINESS SEGMENT INFORMATION

(1) Fiscal year 2004

4/1/04 - 3/31/05	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. NET SALES					
(1) Sales to third parties	8,177,841	398,436	8,576,277	—	8,576,277
(2) Inter-group sales and transfers	23,742	13,509	37,251	(37,251)	0
TOTAL	8,201,583	411,945	8,613,528	(37,251)	8,576,277
OPERATING EXPENSES	7,429,760	338,388	7,768,148	(53,031)	7,715,117
OPERATING INCOME	771,823	73,557	845,380	15,780	861,160
II. TOTAL ASSETS, DEPRECIATION EXPENSE AND CAPITAL EXPENDITURE					
TOTAL ASSETS	6,646,594	4,607,895	11,254,489	(1,405,966)	9,848,523
DEPRECIATION EXPENSE	349,163	176,763	525,926	—	525,926
CAPITAL EXPENDITURE	469,283	582,468	1,051,751	—	1,051,751

(2) Fiscal year 2003

4/1/03 - 3/31/04	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. NET SALES					
(1) Sales to third parties	7,072,982	356,237	7,429,219	—	7,429,219
(2) Intergroup sales and transfers	22,916	9,752	32,668	(32,668)	0
TOTAL	7,095,898	365,989	7,461,887	(32,668)	7,429,219
OPERATING EXPENSES	6,340,631	301,179	6,641,810	(37,446)	6,604,364
OPERATING INCOME	755,267	64,810	820,077	4,778	824,855
II. TOTAL ASSETS, DEPRECIATION EXPENSE AND CAPITAL EXPENDITURE					
TOTAL ASSETS	5,847,139	3,479,171	9,326,310	(1,466,454)	7,859,856
DEPRECIATION EXPENSE	313,289	147,748	461,037	—	461,037
CAPITAL EXPENDITURE	441,384	463,616	905,000	—	905,000

Note: 1. Businesses are segmented based on their proximity in terms of types, nature and markets of their products.

2. Major products and services included in each segment for fiscal year ended March 31, 2005 are;

(1) Automobile : Passenger cars, Light trucks and buses, Forklift, Parts for production, etc.

(2) Sales Financing : Credit, Lease, etc.

2.Consolidated Financial Statements by Business Segment

* The sales financing segment consists of Nissan Financial Services Co., Ltd. (Japan), Nissan Motor Acceptance Corporation (USA), NR F Mexico, S.A. De C.V. (Mexico), NR Wholesale Mexico, S.A. De C.V. (Mexico), ESARA, S.A. de C.V. (Mexico) and sales financing division of Nissan Canada Inc. (Canada).
* The financial data on the automobile and eliminations segment represents the difference between the consolidated figures and those for the sales financing segment.

1). Balance sheets by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 3/31/05	as of 3/31/04	Change	as of 3/31/05	as of 3/31/04	Change	as of 3/31/05	as of 3/31/04	Change
Current assets	1,688,461	1,257,550	430,911	3,450,933	2,509,413	941,520	5,139,394	3,766,963	1,372,431
Cash on hand and in banks	288,208	187,328	100,880	12,066	4,414	7,652	300,274	191,742	108,532
Notes & accounts receivable	537,912	462,612	75,300	117	104	13	538,029	462,716	75,313
Sales finance receivables	(216,218)	(199,177)	(17,041)	3,243,006	2,402,351	840,655	3,026,788	2,203,174	823,614
Marketable securities	12,400	3,126	9,274	1,026	-	1,026	13,426	3,126	10,300
Inventories	702,534	536,172	166,362	5,528	6,620	(1,092)	708,062	542,792	165,270
Other current assets	363,625	267,489	96,136	189,190	95,924	93,266	552,815	363,413	189,402
Fixed assets	3,562,689	3,121,541	441,148	1,145,389	969,758	175,631	4,708,078	4,091,299	616,779
Property, plant and equipment	2,774,719	2,425,940	348,779	1,022,228	777,312	244,916	3,796,947	3,203,252	593,695
Investment securities	361,632	356,925	4,707	289	3,419	(3,130)	361,921	360,344	1,577
Other fixed assets	426,338	338,676	87,662	122,872	189,027	(66,155)	549,210	527,703	21,507
Deferred assets	1,051	1,594	(543)	-	-	-	1,051	1,594	(543)
Total assets	5,252,201	4,380,685	871,516	4,596,322	3,479,171	1,117,151	9,848,523	7,859,856	1,988,667
Current liabilities	1,332,957	1,037,208	295,749	2,641,757	2,065,273	576,484	3,974,714	3,102,481	872,233
Notes & accounts payable	916,820	742,386	174,434	22,966	25,815	(2,849)	939,786	768,201	171,585
Short-term borrowings *1	(609,468)	(615,844)	6,376	2,535,086	1,976,642	558,444	1,925,618	1,360,798	564,820
Lease obligation	57,416	50,067	7,349	916	397	519	58,332	50,464	7,868
Other current liabilities	968,189	860,599	107,590	82,789	62,419	20,370	1,050,978	923,018	127,960
Long-term liabilities	1,540,476	1,513,054	27,422	1,610,882	1,116,542	494,340	3,151,358	2,629,596	521,762
Bonds and debentures	320,602	508,864	(188,262)	172,523	33,960	138,563	493,125	542,824	(49,699)
Long-term borrowings	209,291	177,054	32,237	1,164,213	890,736	273,477	1,373,504	1,067,790	305,714
Lease obligation	96,544	83,597	12,947	-	582	(582)	96,544	84,179	12,365
Other long-term liabilities	914,039	743,539	170,500	274,146	191,264	82,882	1,188,185	934,803	253,382
Total liabilities	2,873,433	2,550,262	323,171	4,252,639	3,181,815	1,070,824	7,126,072	5,732,077	1,393,995
Minority interests	256,656	103,785	152,871	45	-	45	256,701	103,785	152,916
Common stock	517,260	520,692	(3,432)	88,554	85,122	3,432	605,814	605,814	-
Capital surplus	774,403	774,403	-	30,067	30,067	-	804,470	804,470	-
Retained earnings and unrealized holding gain on securities	1,494,766	1,100,414	394,352	227,688	190,277	37,411	1,722,454	1,290,691	431,763
Translation adjustments	(397,428)	(423,634)	26,206	(2,671)	(8,110)	5,439	(400,099)	(431,744)	31,645
Treasury stock	(266,889)	(245,237)	(21,652)	-	-	-	(266,889)	(245,237)	(21,652)
Total shareholders' equity	2,122,112	1,726,638	395,474	343,638	297,356	46,282	2,465,750	2,023,994	441,756
Total liabilities, minority interests and shareholders' equity	5,252,201	4,380,685	871,516	4,596,322	3,479,171	1,117,151	9,848,523	7,859,856	1,988,667

Note: 1. Sales finance receivables of Automobile & eliminations represent the amount eliminated for intercompany transactions related to the transfer of wholesale finance to Sales Financing Business.

2. Borrowings of Automobile & eliminations represent the amount after deducting the amount of internal loan receivables from Sales Financing Business. (04/3 1,096,792 million yen, 05/3 973,169 million yen)

(Interest bearing debt by business segment)

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 3/31/05	as of 3/31/04	Change	as of 3/31/05	as of 3/31/04	Change	as of 3/31/05	as of 3/31/04	Change
Short-term borrowings from Third Partie	363,701	480,948	(117,247)	1,561,917	879,850	682,067	1,925,618	1,360,798	564,820
Internal Loans to Sales Financing	(973,169)	(1,096,792)	123,623	973,169	1,096,792	(123,623)	-	-	-
Short-term borrowings (Booked on B/S)	(609,468)	(615,844)	6,376	2,535,086	1,976,642	558,444	1,925,618	1,360,798	564,820
Bonds and debentures	320,602	508,864	(188,262)	172,523	33,960	138,563	493,125	542,824	(49,699)
Long-term borrowings from Third Partie	209,291	177,054	32,237	1,164,213	890,736	273,477	1,373,504	1,067,790	305,714
Internal Loans to Sales Financing	-	-	-	-	-	-	-	-	-
Long-term borrowings (Booked on B/S)	209,291	177,054	32,237	1,164,213	890,736	273,477	1,373,504	1,067,790	305,714
Lease obligation	153,960	133,664	20,296	916	979	(63)	154,876	134,643	20,233
Total interest bearing debt	74,385	203,738	(129,353)	3,872,738	2,902,317	970,421	3,947,123	3,106,055	841,068
Cash and cash equivalent	280,176	190,135	90,041	9,608	4,029	5,579	289,784	194,164	95,620
Net interest bearing debt	(205,791)	13,603	(219,394)	3,863,130	2,898,288	964,842	3,657,339	2,911,891	745,448
Debt for Canton Plant included	93,719	95,800	(2,081)	-	-	-	93,719	95,800	(2,081)
Debt for Lease obligation included	153,960	133,664	20,296	916	979	(63)	154,876	134,643	20,233
Net interest bearing debt (except for those									

2). Statements of income by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	4/1/04 - 3/31/05	4/1/03 - 3/31/04	Change	4/1/04 - 3/31/05	4/1/03 - 3/31/04	Change	4/1/04 - 3/31/05	4/1/03 - 3/31/04	Change
Net sales	8,164,332	7,063,230	1,101,102	411,945	365,989	45,956	8,576,277	7,429,219	1,147,058
Cost of sales	6,094,196	5,098,056	996,140	257,073	212,116	44,957	6,351,269	5,310,172	1,041,097
Gross profit	2,070,136	1,965,174	104,962	154,872	153,873	999	2,225,008	2,119,047	105,961
Operating profit as a percentage of net sales	9.6%	10.8%	-1.2%	17.9%	17.7%	0.2%	10.0%	11.1%	-1.1%
Operating profit	787,603	760,045	27,558	73,557	64,810	8,747	861,160	824,855	36,305
Net financial cost	(10,371)	(15,669)	5,298	(11)	(30)	19	(10,382)	(15,699)	5,317
Others	4,910	2,089	2,821	12	(1,553)	1,565	4,922	536	4,386
Ordinary profit	782,142	746,465	35,677	73,558	63,227	10,331	855,700	809,692	46,008
Income before income taxes and minority interests	720,764	671,513	49,251	72,469	64,984	7,485	793,233	736,497	56,736
Net income	472,680	465,329	7,351	39,601	38,338	1,263	512,281	503,667	8,614

Net financial cost

Total	(10,371)	(15,669)	5,298	(11)	(30)	19	(10,382)	(15,699)	5,317
Interest on Lease obligation	(4,097)	(4,603)	506	(20)	(20)	-	(4,117)	(4,623)	506
Eliminations	(12,524)	(5,322)	(7,202)	-	0	-	(12,524)	(5,322)	(7,202)
Net financial cost by segment	6,250	(5,744)	11,994	9	(10)	19	6,259	(5,754)	12,013

3). Statements of cash flows by business segment

(millions of Yen)

	FY04			FY03		
	Automobile & eliminations	Sales Financing	Consolidated total	Automobile & eliminations	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	720,764	72,469	793,233	671,513	64,984	736,497
Depreciation and amortization	349,163	176,763	525,926	313,146	147,891	461,037
(Increase) decrease in sales finance receivables	17,131	(811,480)	(794,349)	(154)	(462,956)	(463,110)
Others	(207,813)	52,418	(155,395)	57,936	5,057	62,993
Subtotal	879,245	(509,830)	369,415	1,042,441	(245,024)	797,417
Investing activities						
Proceeds from sales of investment securities	10,285	510	10,795	40,488	34	40,522
Proceeds from sales of property, plant and equipment	71,256	-	71,256	53,827	105	53,932
Purchases of fixed assets	(453,357)	(7,789)	(461,146)	(422,326)	(6,061)	(428,387)
Purchases of leased vehicles	(15,926)	(574,679)	(590,605)	(19,295)	(457,318)	(476,613)
Proceeds from sales of leased vehicles	16,143	157,669	173,812	20,857	170,248	191,105
Others	(79,115)	9,968	(69,147)	(101,534)	(35,151)	(136,685)
Subtotal	(450,714)	(414,321)	(865,035)	(427,983)	(328,143)	(756,126)
Financing activities						
Increase (decrease) in short-term borrowings	174,500	491,691	666,191	(306,969)	169,394	(137,575)
(Decrease) increase in long-term borrowings	(391,244)	296,551	(94,693)	(244,774)	371,473	126,699
Increase in bonds and debentures	-	140,663	140,663	120,000	30,000	150,000
Others	(191,998)	883	(191,115)	(253,031)	167	(252,864)
Subtotal	(408,742)	929,788	521,046	(684,774)	571,034	(113,740)
Effect of exchange rate changes on cash and cash equivalents	4,427	(58)	4,369	(2,095)	(509)	(2,604)
Increase (decrease) in cash and cash equivalents	24,216	5,579	29,795	(72,411)	(2,642)	(75,053)
Cash and cash equivalents at beginning of period	190,135	4,029	194,164	263,146	6,671	269,817
Increase due to inclusion in consolidation	65,825	-	65,825	310	-	310
Decrease due to exclusion from consolidation	-	-	-	(910)	-	(910)
Cash and cash equivalents at end of period	280,176	9,608	289,784	190,135	[illegible]	[illegible]

3. GEOGRAPHICAL SEGMENT INFORMATION

for the fiscal years ended March 31, 2005 and 2004

[in millions of Yen, ( ) indicates minus]

4/1/04 - 3/31/05	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. NET SALES							
(1) Sales to third parties	2,556,683	3,726,456	1,254,007	1,039,131	8,576,277	—	8,576,277
(2) Inter-area sales and transfers	1,981,104	81,794	51,109	7,622	2,121,629	(2,121,629)	0
TOTAL	4,537,787	3,808,250	1,305,116	1,046,753	10,697,906	(2,121,629)	8,576,277
OPERATING EXPENSES	4,196,667	3,392,676	1,249,110	996,529	9,834,982	(2,119,865)	7,715,117
OPERATING INCOME	341,120	415,574	56,006	50,224	862,924	(1,764)	861,160
II. TOTAL ASSETS	5,590,397	4,714,272	799,778	637,065	11,741,512	(1,892,989)	9,848,523

4/1/03 - 3/31/04	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. NET SALES							
(1) Sales to third parties	2,559,806	3,278,966	1,164,032	426,415	7,429,219	—	7,429,219
(2) Internal transactions	1,725,491	35,384	31,690	4,663	1,797,228	(1,797,228)	0
TOTAL	4,285,297	3,314,350	1,195,722	431,078	9,226,447	(1,797,228)	7,429,219
OPERATING EXPENSES	3,932,835	2,914,529	1,146,549	412,938	8,406,851	(1,802,487)	6,604,364
OPERATING INCOME	352,462	399,821	49,173	18,140	819,596	5,259	824,855
II. TOTAL ASSETS	4,805,718	3,664,382	607,926	219,109	9,297,135	(1,437,279)	7,859,856

Note: 1. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.

2. Major countries and areas which belong to segments other than Japan are as follows:

(1) North America : U.S.A., Canada, Mexico

(2) Europe : France, U.K., Spain and other European countries

(3) Others : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

4. OVERSEAS NET SALES

Overseas net sales and the related percentages of the sales to the total consolidated net sales are summarized as follows:

4/1/04 - 3/31/05		North America	Europe	Other foreign countries	Total
(1) Overseas net sales	[Millions of Yen]	3,662,436	1,269,204	1,401,592	6,333,232
(2) Consolidated net sales	[Millions of Yen]				8,576,277
(3) Overseas net sales as a percentage of consolidated net sales	[%]	42.7	14.8	16.3	73.8

4/1/03 - 3/31/04		North America	Europe	Other foreign countries	Total
(1) Overseas net sales	[Millions of Yen]	3,222,497	1,201,035	773,248	5,196,780
(2) Consolidated net sales	[Millions of Yen]				7,429,219
(3) Overseas net sales as a percentage of consolidated net sales	[%]	43.4	16.2	10.4	70.0

Note: 1. Overseas net sales include export sales of the company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

2. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.

3.Areas which belong to segments other than Japan are as follows:

(1) North America : USA, Canada, Mexico

(2) Europe : France,U.K., Spain, and other European countries

(3) Other foreign countries : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

6. Production and sales

1)Consolidated production volume

(Units)

	FY04	FY03	Change	
			Units	%
Japan	1,481,563	1,475,063	6,500	0.4
U.S.A.	803,556	619,665	183,891	29.7
Mexico	325,086	308,322	16,764	5.4
U.K.	319,652	331,924	(12,272)	(3.7)
Spain	142,889	116,589	26,300	22.6
South Africa	41,750	28,925	12,825	44.3
Indonesia	9,822	2,921	6,901	236.3
Thailand	33,472	-	33,472	-
China	135,549	-	135,549	-
Total	3,293,339	2,883,409	409,930	14.2

Note: Period of counting units

Japan, U.S.A April/2004-March/2005
Others January/2004-December/2004

2)Consolidated wholesale units by region

(Units)

	FY04	FY03	Change	
			Units	%
Japan	819,152	799,206	19,946	2.5
North America	1,394,099	1,204,882	189,217	15.7
Europe	554,901	548,693	6,208	1.1
Others	702,270	394,001	308,269	78.2
Total	3,470,422	2,946,782	523,640	17.8

Note: Period of counting units

Japan , North America (except for Mexico)
April/2004-March/2005
North America (Mexico only) , Europe
January/2004-December/2004

7. Footnotes to be disclosed

Following information is disclosed by EDINET.

Lease transactions
Derivative transactions

Following information is disclosed as additional disclosure material of Financial Results as soon as they are available.

Retirement benefit
Tax-effect accounting
Transactions with related parties

FY2004 Non-Consolidated Financial Results

(Year ended March 31, 2005)

April 25, 2005

Company name	: Nissan Motor Co., Ltd
Stock exchange on which the shares are listed	: Tokyo Stock Exchange in Japan
Code number	: 7201
Location of the head office	: Tokyo
URL	: http://www.nissan-global.com/EN/IR/
Representative person	: Carlos Ghosn, President
Contact person	: Kohki Sone, General manager, Global Communications CSR and Investor Relations Division, Communications CSR Department Tel. (03) 3543 - 5523
Approval date of FY2004 financial results by the Board of Directors	: April 25, 2005
Provision for interim cash dividends	: Yes
Expected date on which cash dividends begin to be distributed	: June 22, 2005
Date of the 106th ordinary general meeting of shareholders	: June 21, 2005
Number of shares in unit share system	: 100 shares

1. Results of FY2004 (April 1, 2004 through March 31, 2005)

<1> Results of non-consolidated operations (Amounts less than one million yen are omitted)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2004	3,718,720	6.9	231,764	(5.7)	203,711	(10.7)
FY2003	3,480,290	1.8	245,836	(22.2)	228,098	(22.2)

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ordinary income as a percentage of total assets	Operating income as a percentage of net sales
	Millions of yen	%	Yen	Yen	%	%	%
FY2004	102,415	26.9	23.24	23.04	6.0	5.1	5.5
FY2003	80,713	10.8	18.15	17.97	4.6	5.7	6.6

Note 1: Average number of shares issued and outstanding during each period FY04 4,390,851,313 shares
FY03 4,425,325,758 shares

Note 2: Changes in accounting policies were made.

Note 3: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from corresponding figures for the previous period.

<2> Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividends as a percentage of net income	Dividends as a percentage of shareholders' equity
		Interim dividend	Final dividend			
	Yen	Yen	Yen	Millions of yen	%	%
FY2004	24.00	12.00	12.00	105,318	102.8	6.2
FY2003	19.00	8.00	11.00	83,727	103.7	4.9

<3> Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004	3,981,914	1,685,893	42.3	384.86
FY2003	4,055,579	1,709,705	42.2	388.60

Note 1: Number of shares issued and outstanding at the end of each period	FY04	4,379,479,539 shares
	FY03	4,398,598,686 shares
Note 2: Number of treasury stock at the end of each period	FY04	141,235,573 shares
	FY03	122,116,426 shares

2. Non-consolidated forecast for FY2005 (April 1, 2005 through March 31, 2006)

	Net sales	Ordinary income	Net income	Cash dividends per share		
				Interim dividend	Final dividend	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2005 1st half	—	—	—	—	—	—
FY2005	—	—	—	—	—	29.00

Reference : Forecast of net income per share for FY2005 (yen) ———

NON-CONSOLIDATED INFORMATION

1. Production and Sales

VEHICLE PRODUCTION UNIT
(FY2004 and FY2003)

	FY2004 (Units)	FY2003 (Units)	Change (%)
Domestic	1,490,867	1,475,004	1.1%

NON-CONSOLIDATED SALES UNIT BY PRODUCT LINE
(FY2004 and FY2003)

	FY2004	FY2003	Change
Vehicle whole sales (Units, except for percentages)			
Total vehicle whole sales	**1,583,178**	**1,562,611**	**1.3%**
Domestic	861,339	843,446	2.1%
Export	721,839	719,165	0.4%
Passenger vehicles	**1,327,883**	**1,316,475**	**0.9%**
Domestic	756,952	722,605	4.8%
Export	570,931	593,870	(3.9%)
Commercial vehicles	**255,295**	**246,136**	**3.7%**
Domestic	104,387	120,841	(13.6%)
Export	150,908	125,295	20.4%
Net sales (millions of yen, except for percentages)			
Total net sales	**3,718,720**	**3,480,290**	**6.9%**
Domestic	1,552,677	1,498,420	3.6%
Export	2,166,043	1,981,869	9.3%
Vehicles	**2,728,740**	**2,615,017**	4.3%
Domestic	1,340,644	1,288,815	4.0%
Export	1,388,095	1,326,201	4.7%
Production parts and components for overseas production	**481,886**	**376,940**	**27.8%**
Domestic	-	-	-
Export	481,886	376,940	27.8%
Automotive parts	**279,991**	**282,730**	**(1%)**
Domestic	192,512	193,508	(0.5%)
Export	87,479	89,222	(2.0%)
Other automotive business	**184,492**	**168,475**	**9.5%**
Domestic	1,249	471	165.1%
Export	183,242	168,003	9.1%
Sub total of automotive business	**3,675,110**	**3,443,163**	**6.7%**
Domestic	1,534,406	1,482,795	3.5%
Export	2,140,703	1,960,368	9.2%
Forklifts equipment	**43,610**	**37,126**	**17.5%**
Domestic	18,271	15,625	16.9%
Export	25,339	21,501	17.9%

Other automotive business consists of royalty income, and equipment and tools for vehicle production.

2. Non-Consolidated Financial Statements

2-1) Non-Consolidated Statements of Income

FY2004 and 2003

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

		FY2004		FY2003	Change
NET SALES	100%	**3,718,720**	100%	**3,480,290**	**238,430**
COST OF SALES		**3,072,398**		**2,749,983**	**322,414**
GROSS MARGIN		646,322		730,306	(83,984)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		**414,557**		**484,470**	**(69,912)**
OPERATING INCOME	6.2%	**231,764**	7.1%	**245,836**	**(14,071)**
NON-OPERATING INCOME		**8,827**		**19,937**	**(11,110)**
Interest and dividend income		3,752		7,144	(3,392)
Other non-operating income		5,074		12,792	(7,717)
NON-OPERATING EXPENSES		**36,880**		**37,675**	**(795)**
Interest expense		12,264		14,495	(2,231)
Amortization of net retirement benefit obligations at transition		8,871		8,871	0
Other non-operating expenses		15,745		14,309	1,436
ORDINARY INCOME	5.5%	**203,711**	6.6%	**228,098**	**(24,386)**
SPECIAL GAINS		**40,318**		**22,186**	**18,131**
Gain on sale of fixed assets		22,905		3,957	18,947
Gain on sale of investment securities		6,150		14,984	(8,833)
Other special gains		11,262		3,244	8,017
SPECIAL LOSSES		**91,985**		**57,403**	**34,581**
Loss on devaluation of investments and receivables		24,219		11,845	12,374
Loss on disposal of fixed assets		11,369		9,907	1,462
Other special losses		56,395		35,649	20,745
INCOME BEFORE INCOME TAXES	4.1%	**152,044**	5.5%	**192,881**	**(40,837)**
INCOME TAXES-CURRENT		57,215		85,078	(27,862)
INCOME TAXES-DEFERRED		(7,586)		27,090	(34,676)
NET INCOME	2.8%	**102,415**	2.3%	**80,713**	**21,702**
RETAINED EARNINGS BROUGHT FORWARD FROM PREVIOUS YEAR		250,845		248,770	2,075
LOSS ON DISPOSAL OF TREASURY STOCK		4,700		8,170	(3,470)
INTERIM CASH DIVIDENDS		52,765		35,343	17,421
UNAPPROPRIATED RETAINED EARNINGS		**295,795**		**285,969**	**9,826**

2-2) Non-Consolidated Balance Sheets

As of March 31, 2005 and March 31, 2004

[in millions of yen, ( ) indicates loss or minus]
The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	as of Mar 31, 2005	as of Mar 31, 2004	Change
[ASSETS]			
CURRENT ASSETS	**1,545,768**	**1,804,151**	**(258,382)**
Cash on hand and in banks	74,425	60,594	13,830
Trade notes receivable	48	0	48
Trade accounts receivable	311,098	363,437	(52,339)
Finished products	70,553	45,892	24,660
Raw materials	14,698	11,997	2,701
Work in process	23,188	20,634	2,553
Supplies	18,312	15,363	2,949
Advances received	27,383	27,546	(163)
Prepaid expenses	13,066	36,490	(23,423)
Deferred tax assets	56,365	34,264	22,101
Short-term loans receivable	895,762	1,145,210	(249,447)
Other accounts receivable	68,623	65,033	3,590
Other current assets	2,958	9,625	(6,667)
Allowance for doubtful accounts	(30,716)	(31,940)	1,224
FIXED ASSETS	**2,433,601**	**2,247,835**	**185,765**
Property, plant & equipment	**748,773**	**676,663**	**72,110**
Buildings	159,596	151,541	8,054
Structures	33,842	31,778	2,063
Machinery & equipment	211,950	184,036	27,913
Vehicles	18,979	15,203	3,775
Tools, furniture and fixtures	140,896	109,157	31,739
Land	144,289	145,836	(1,547)
Construction in progress	39,218	39,109	109
Intangible assets	**45,546**	**43,796**	**1,749**
Software	44,575	42,857	1,718
Other intangible assets	970	939	31
Investments & other assets	**1,639,281**	**1,527,376**	**111,905**
Investment securities	19,388	18,074	1,314
Investments in affiliates	1,486,014	1,370,599	115,414
Long-term loans receivable	1,855	2,761	(906)
Long-term prepaid expenses	29,397	26,805	2,592
Deferred tax assets	93,284	108,765	(15,480)
Other investments	9,531	10,102	(570)
Allowance for doubtful accounts	(191)	(9,733)	9,541
DEFERRED ASSETS	**2,544**	**3,592**	**(1,047)**
Discounts on bonds	2,544	3,592	(1,047)
TOTAL ASSETS	**3,981,914**	**4,055,579**	**(73,665)**

	as of Mar 31, 2005	as of Mar 31, 2004	Change
[LIABILITIES]			
CURRENT LIABILITIES	**1,529,709**	**1,407,838**	**121,870**
Trade notes payable	121	270	(149)
Trade accounts payable	482,304	434,599	47,705
Short-term borrowings	272,036	93,845	178,191
Current portion of long-term borrowings	22,576	31,576	(9,000)
Commercial paper	110,000	38,000	72,000
Current maturities of bonds	205,800	363,800	(158,000)
Other accounts payable	43,854	47,114	(3,259)
Accrued expenses	226,874	191,830	35,044
Income taxes payable	24,349	73,117	(48,767)
Deposits received	4,471	4,432	38
Employees' saving deposits	62,566	60,047	2,518
Warrant	4,785	5,245	(460)
Accrued warranty costs	26,271	23,699	2,572
Lease obligations	38,877	30,134	8,743
Other current liabilities	4,819	10,126	(5,306)
LONG-TERM LIABILITIES	**766,311**	**938,035**	**(171,723)**
Bonds	362,800	568,600	(205,800)
Long-term borrowings	87,566	58,142	29,424
Accrued warranty costs	43,676	37,472	6,204
Accrued retirement benefits	231,974	245,320	(13,346)
Lease obligations	38,785	26,650	12,134
Long-term deposits received	1,508	1,849	(340)
TOTAL LIABILITIES	**2,296,021**	**2,345,874**	**(49,853)**
[SHAREHOLDERS' EQUITY]			
COMMON STOCK	**605,813**	**605,813**	**0**
CAPITAL SURPLUS	**804,470**	**804,470**	**0**
Additional paid-in capital	804,470	804,470	0
RETAINED EARNINGS	**425,177**	**429,001**	**(3,824)**
Legal reserve	53,838	53,838	0
Voluntary reserve	75,542	89,192	(13,650)
Reserve for reduction of replacement cost of specified properties	71,937	84,027	(12,089)
Reserve for losses on overseas investments	3,031	4,609	(1,577)
Reserve for special depreciation	573	556	16
Unappropriated retained earnings	295,795	285,969	9,826
UNREALIZED HOLDING GAIN ON SECURITIES	**5,108**	**3,707**	**1,401**
TREASURY STOCK	**(154,676)**	**(133,287)**	**(21,389)**
TOTAL SHAREHOLDERS' EQUITY	**1,685,893**	**1,709,705**	**(23,812)**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,981,914**	**4,055,579**	**(73,665)**

2-3) Significant Accounting Policies

1. Valuation methods for assets

(1) Valuation of inventories

Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

(2) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost based on the straight-line method.

2) Investments in stock of subsidiaries and affiliates are stated at cost determined by the moving average method.

3)Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. Cost of securities sold is calculated by the moving average method.

Non-marketable securities . Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

(3) Accounting for derivative financial instruments

Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered into in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the non-consolidated balance sheet.

2. Depreciation of fixed assets

(1) Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

(2) Amortization of intangible assets is calculated by the straight-line method.

3. Basis for Reserves and Allowances

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

(2) Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

(3) Accrued retirement benefits

Accrued retirement benefits are provided for the payment of retirement benefits at the amount calculated based on the retirement benefit obligations and the fair value of pension plan assets at the end of this fiscal year.

The net retirement benefit obligations at transition is being amortized over a period of 15 years by the straight line method.

Prior service cost is being amortized as incurred by the straight-line method over the periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4. Lease transactions

Noncancelable lease transactions are classified as operating or finance leases and accounted for accordingly.

5. Significant hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6. Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7. Accounting Changes

Classification of freight and shipping costs

Until the year ended March 31, 2004, freight and shipping costs of the Company were included in selling, general and administrative expenses. Effective April 1, 2004, the Company began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 88,400 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the FY2004 (April 1, 2004 through March 31, 2005). Consequently, this change had no impact on operating income, ordinary income, income before income taxes and net income for the FY2004 (April 1, 2004 through March 31, 2005) as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

2-4) Notes to Non-Consolidated Financial Statements

1. Accumulated depreciation of property, plant and equipment amounted to 1,281,775 million yen.
2. Assets pledged as collateral : Investment securities : 130 million yen.
3. As endorser of documentary export bills discounted with banks: 5,301 million yen.
4. Guarantees and other items: ( )refers to those relating to subsidiaries

Guarantees total 360,944 million yen (157,571 million yen).
including a total of 177,785 million yen in employee's residence mortgages which is insured in full and 25,500 million yen mortgages with pledge.
And a total of 84,253 million yen in Loans for construction of Canton Plant is including.

Commitments to provide guarantees total 1,416 million yen.

Letters of awareness and others total 2,686 million yen (2,686 million yen).

The Company entered into Keepwell Agreements with certain subsidiaries to support their credibility.
Liabilities of such subsidiaries totaled 2,793,212 million yen.

5. Fair value information on shares issued by subsidiaries and affiliates

millions of yen

	as of Mar. 31, 2005			as of Mar. 31, 2004		
	Book value	fair value	differences	Book value	fair value	differences
Subsidiaries	91,267	191,260	99,993	10,981	56,188	45,206
Affiliates	5,815	31,791	25,976	11,435	67,207	55,772
Total	97,082	223,052	125,970	22,417	123,396	100,978

6. Lease Transactions

Disclosed by EDINET.

7. Subsequent Event

On April 15, 2005, the Board of Directors of the Company has resolved to issue Shin-Kabu-Yoyaku-Ken on April 25, 2005, to employees of the Company as well as directors and employees of its subsidiaries as stock options without value in accordance with the Article 280-20 and 280-21 of the Commercial Code and the resolution of the 105th Annual General Meeting of Shareholders dated June 23, 2004.
The outlines of Shin-kabu-Yoyaku-Ken are as follows:

1) Name of Shin-Kabu-Yoyaku-Ken :
Nissan Motor Co., Ltd. 3rd Shin-Kabu-Yoyaku-Ken

2) Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
13,395,000 common shares of the Company

3) Aggregate number of units of Shin-Kabu-Yoyaku-Ken to be issued: 133,950 units
When the total number of applications for Shin-Kabu-Yoyaku-Ken fails to reach 133,950, the total number of Shin-Kabu-Yoyaku-Ken for which applications have performed shall be deemed to be the total number of Shin-Kabu-Yoyaku-Ken to be issued.

4) Issue price of each Shin-Kabu-Yoyaku-Ken and Issue Date:
Each Shin-Kabu-Yoyaku-Ken is to be issued for no value.
The date of issuance of Shin-kabu-Yoyaku-Ken shall be April 25, 2005.

5) Amount to be paid upon exercise of each Shin-Kabu-Yoyaku-Ken :
The amount to be paid upon exercise of the Shin-Kabu-Yoyaku-Ken shall be the amount to be paid per share for the shares to be issued or transferred upon exercise of the Shin-Kabu-Yoyaku-Ken (the "Grant Price") multiplied by the Granted Shares Number.
The Initial Grant Price shall be the average of the closing prices for regular transactions in the common stock of the Company on the Tokyo Stock Exchange, Inc. for 10(ten) consecutive transaction days from March 17, 2005 to March 31, 2005 multiplied by 1.025, and fractional numbers less than 1(one) yen shall be rounded up.
However, if the Grant Price calculated above is lower than the closing price on the Issue Date, the closing price shall be the Grant Price.

6) The number of persons and allotted number of Shin-Kabu-Yoyaku-Ken subject to this placement shall be as follows:

Targeted person classification	Number of persons	Number of allotted Shin-Kabu-Yoyaku-Ken
Employees of the Company	630	115,900
Directors of 100% owned subsidiaries of the Company	65	12,600
Employees of 100% owned subsidiaries of the Company	4	600
Directors of subsidiaries of the Company	25	4,850

2-5) Proposal for Appropriation of Retained earnings

	as of Mar. 31, 2005	as of Mar. 31, 2004
to this placement shall be as follows:	Millions of Yen	Millions of Yen
Unappropriated retained earnings	295,795	285,969
Reversal of reserve for reduction of replacement cost of specified properties	4,710	13,939
Reversal of reserve for losses on overseas investments	1,559	1,577
Reversal of reserve for special depreciation	219	249
Total	302,285	301,736
The proposed appropriations are as follows:		
	Millions of Yen	Millions of Yen
Cash dividends	52,553	48,384
	(12 yen per share)	(11 yen per share)
Bonuses to directors and corporate auditors	390	390
Provision for reserve for reduction of replacement cost of specified properties	9,948	1,849
Provision for reserve for special depreciation	334	266
Retained earnings carried forward to next year	239,059	250,845

Note:

1. We payed 52,765,161,972 yen (12 yen per share) as interim dividends on November 29, 2004.
2. The provisions for and reversals of reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

3. Directors and statutory auditors Changes

Regarding the directors and statutory auditors changes, Nissan Motor Co., Ltd. has already announced on February 21, 2005.

NISSAN
MOTOR COMPANY

NISSAN REPORTS RECORD RESULTS FOR FY04

- NISSAN Value-Up business plan unveiled

TOKYO (April 25, 2005)--Nissan Motor Co., Ltd., today announced record net income of 512.3 billion yen (US $4.76 billion, euro 3.81 billion), up 1.7% for the fiscal year ended March 31, 2005. Nissan President and CEO Carlos Ghosn also unveiled the specifics of NISSAN Value-Up, the company's three-year business plan that began April 1, 2005.

"Last year, Nissan rose to the challenge and delivered a record performance despite many headwinds, such as unfavorable exchange rates, higher commodity prices, higher incentives and higher interest rates," said Ghosn. "The fundamentals of the business are strong, our products are attractive to consumers, and Nissan is poised for sustained, profitable growth."

Nissan's consolidated net revenues amounted to 8.576 trillion yen (US $79.7 billion, euro 63.8 billion), up 15.4% compared with the previous year. Operating profit totaled a record 861.2 billion yen (US $8.0 billion, euro 6.4 billion), up 4.4% compared with last year, and the operating profit margin came to 10.0%, which is at the top level among global automakers. Ordinary profit amounted to 855.7 billion yen (US $7.95 billion, euro 6.37 billion), up 5.7%.

Nissan sold a record 3,388,000 vehicles worldwide in fiscal year 2004, an increase of 10.8%, or 331,000 units. In the United States, sales advanced 18.4% to 1,013,000 units, topping the 1-million mark for the first time. In Japan, sales increased 1.4% to 848,000 units. In Europe, where sales are reported on a calendar-year basis, sales were flat at 544,000 units. Sales in General Overseas Markets, including China, Mexico and Canada, increased 19.5% to 983,000 units.

The fiscal year 2004 financial results include the 50% proportional consolidation of Dongfeng Motor Co., Ltd., Nissan's joint venture in China, and the full consolidation of Siam Nissan Automobile Co., Ltd., and Yulon Motor Co., Ltd.

NISSAN Value-Up

The NISSAN Value-Up business plan has three commitments relating to profitability, growth and return on investment. The commitments are:

- to maintain the top level of operating profit margin among global automakers for each of the three years of the plan;
- to achieve global sales of 4.2 million units, measured in fiscal year 2008; and
- to achieve a 20% return on invested capital on average over the course of the plan, excluding cash on hand.

"The story of Nissan's revival is now complete," said Ghosn. "NISSAN Value-Up is a clear plan with specific commitments. Within this framework for action, we will create more value for more customers, employees and shareholders in more world markets than ever before."

Under the plan, Nissan will expand its worldwide presence, and Infiniti will be launched as a global tier-one luxury brand. Currently marketed in North America, Taiwan and the Middle East, Infiniti will be expanded to Korea, China and Russia.

Through the end of fiscal year 2007, 28 all-new Nissan and Infiniti models will be launched globally.

Other FY04 financial highlights:

Indebtedness

Nissan's net automotive debt has been eliminated. Nissan had 205.8 billion yen (US $1.91 billion, euro 1.53 billion) in cash at the close of fiscal year 2004.

Dividend

As previously announced, Nissan will propose a 12-yen-per-share year-end dividend at the company's annual general shareholders meeting on June 21, 2005, for a full-year dividend of 24 yen per share for fiscal year 2004.

Outlook for FY05:

Business risks include volatility in foreign exchange rates, higher commodity prices, higher interest rates, higher energy prices, and uncertainty about the levels of growth in the U.S. and Japanese markets. Opportunities lie in the accelerated implementation of NISSAN Value-Up.

FY05 forecast:

Based on this outlook and assuming foreign exchange rates of 105 yen/dollar and 130 yen/euro, Nissan filed the following forecast for the fiscal year ending March 31, 2006, with the Tokyo Stock Exchange:

- consolidated net revenues of 9 trillion yen;
- operating profit of 870 billion yen;
- ordinary profit of 860 billion yen; and
- net income of 517 billion yen.

Note: Amounts in dollars and euros are translated for the convenience of the reader only at the foreign exchange rates of 107.6 yen/dollar and 134.4 yen/euro, the average rates for the fiscal year ending March 31, 2005.

# # #

Contacts:

Tokyo	Los Angeles	Paris
Mia Nielsen/Keiko Tanaka	Fred Standish	Scott Vazin
Tel: +81-(0)3-5565-2141	Tel: +1-310-771-5946	Tel:+33 (0)1-30-13-6765

Press website: For copies of the press release, speech text, presentation and pictures from the press conference, please visit Nissan's press website at **http://press.nissan-global.com**.

CONSOLIDATED FINANCIAL INFORMATION -1

(Apr. 25, 2005)
NISSAN MOTOR CO., LTD.
Global Communications CSR and IR Division

(BILLIONS OF YEN)	RESULTS FY 2004 04/4-05/3		RESULTS 1st Half of FY 2004 04/4-04/9		RESULTS FY 2003 03/4-04/3		FORECAST FY 2005 05/4-06/3	
NET SALES (1)	8,576.3	15.4%	4,007.9	12.7%	7,429.2	8.8%	9,000.0	4.9%
JAPAN	4,537.8	5.9%	2,129.9	4.0%	4,285.3	-0.8%		
NORTH AMERICA	3,505.2	15.2%	1,624.4	11.3%	3,043.1	15.5%		
EUROPE	1,305.1	9.1%	642.5	10.9%	1,195.7	20.8%		
Others	1,562.0	72.0%	751.5	72.7%	908.1	-4.2%		
SUB-TOTAL	10,910.1	15.7%	5,148.3	13.8%	9,432.2	6.1%		
ADJUSTMENT	-2,333.8	-	-1,140.4	-	-2,003.0	-		
OPERATING INCOME (1) (4)	861.2	4.4%	403.4	0.6%	824.9	11.9%	870.0	1.0%
JAPAN	341.1	-3.2%	162.4	-16.0%	352.5	-9.8%		
NORTH AMERICA	379.7	7.9%	169.5	6.1%	351.8	45.4%		
EUROPE	56.0	13.9%	19.3	67.8%	49.2	124.7%		
Others	84.8	28.5%	52.1	64.9%	66.0	-14.9%		
SUB-TOTAL	861.6	5.1%	403.3	1.8%	819.5	11.9%		
ADJUSTMENT	-0.4	-	0.1	-	5.4	-		
ORDINARY INCOME	855.7	5.7%	401.4	2.8%	809.7	14.0%	860.0	0.5%
NET INCOME	512.3	1.7%	238.8	0.5%	503.7	1.7%	517.0	0.9%
NET INCOME PER SHARE(YEN)	125.16		58.30		122.02			
FULLY DILUTED NET INCOME PER SHARE(YEN)	124.01		57.73		120.74			
FOREIGN EXCHANGE RATE								
YEN/USD	107.6		109.8		113.2		105.0	
YEN/EUR	134.4		133.1		131.2		130.0	
CAPITAL EXPENDITURE (2)	477.5		185.0		427.3		540.0	
DEPRECIATION (2)	257.4		128.8		234.5		306.0	
RESEARCH & DEVELOPMENT COSTS	398.1		183.8		354.3		450.0	
DEBT OUTSTANDING	74.4		446.3		203.8			
CASH & REPO	-280.2		-346.1		-190.2			
NET DEBT (AUTOMOTIVE BUSINESS) (3)	-205.8	*-453.5*	100.2	*-139.6*	13.6	*-215.9*		
DEBT OUTSTANDING	3,872.7		3,294.2		2,902.2			
CASH & REPO	-9.6		-4.2		-4.0			
NET DEBT (RETAIL FINANCE BUSINESS)	3,863.1		3,290.0		2,898.2			
TOTAL NET DEBT	3,657.3		3,390.2		2,911.8			
TOTAL ASSETS	9,848.5		9,115.5		7,859.9			
SHAREHOLDERS' EQUITY	2,465.8		2,256.7		2,024.0			
EQUITY RATIO (%)	25.0		24.8		25.8			
SHAREHOLDERS' EQUITY PER SHARE (yen)	604.49		550.94		493.85			
PERFORMANCE DESCRIPTION	*The best consolidated financial result		*The best consolidated financial result		*The best consolidated financial result			

Notes:

* The % figures, unless otherwise described, show the changes over the same period of the previous FY.

(1) In geographical segment information: Segmentation of countries and regions are different from what is applied in preparation of statutory disclosed financial statements. (1st half of FY 2004 and FY03 have been restated in compliance with the above segmentation.) Major countries and regions included in each segment are:

*North America: U.S.A., Canada

*Europe: France, U.K., Spain and other European countries

*Others: Asia, Oceania, Middle East, Mexico, Middle&South American countries, South Africa

(2) Excluding finance leases related amount.

(3) Italic figures are the debt amount excluding Canton Plant and Finance lease related debt.

(4) Variance of operating income between 824.9 billion yen in FY 03 and 861.2 billion yen in FY 04 are analysed as following:

	Billion yen
Foreign Exchange	-78.0
Scope of Consolidation	31.0
Volume & Mix	284.0
S&M Expenses	-114.0
Purchasing Cost Reduction	131.0
Product Enrichment & Regulation Cost	-92.0
R&D Expenses	-44.0
Manufacturing Cost	-15.0

CONSOLIDATED FINANCIAL INFORMATION -2
Global Retail Sales Volume & Production Volume

(Apr. 25, 2005)
NISSAN MOTOR CO., LTD.
Global Communications CSR and IR Division

(THOUSAND UNITS)		**RESULTS FY 2004 04/4-05/3**		RESULTS 1st Half of FY 2004 04/4-04/9		RESULTS FY 2003 03/4-04/3		FORECAST FY 2005 05/4-06/3
SALES VOLUME								
GLOBAL RETAIL (1) (2)								
JAPAN (incl.Mini)		848	1.4%	368	-4.9%	837	2.6%	933
USA		1,013	18.4%	489	16.6%	856	17.9%	1,047
EUROPE		544	0.3%	285	6.6%	542	14.3%	550
OTHERS								
	Mexico	235	9.7%	105	6.8%	214	0.9%	229
	Canada	70	0.3%	36	-4.9%	70	6.1%	74
	Others	678	25.9%	312	21.5%	538	12.8%	785
	TOTAL	983	19.5%	454	15.2%	822	8.9%	1,088
TOTAL		3,388	10.8%	1,596	8.8%	3,057	10.4%	3,618
PRODUCTION VOLUME								
GLOBAL BASIS (3)								
JAPAN		1,482	0.4%	712	-1.7%	1,475	2.1%	1,479
NORTH AMERICA (Incl. Mexico)		1,129	21.6%	512	20.8%	928	26.6%	1,172
EUROPE		463	3.1%	241	5.6%	449	17.2%	510
OTHERS (4)		304	43.4%	106	-1.1%	212	19.8%	416
TOTAL		3,378	10.2%	1,571	5.9%	3,064	11.9%	3,578

Notes:

* The % figures, unless otherwise described, show the changes over the same period of the previous FY.

(1) Global Retail is including sales of vehicles locally assembled by equity accounted Nissan companies with knock down parts.

(2) Global Retail volume of Europe, Mexico and part of others are results of Jan.- Dec.

(3) Global Production volume of Europe, Mexico and part of others are results of Jan.- Dec.
Global Production volume of Full FY03 were restated in line with this definition.

(4) Others include production in Taiwan, Thailand, Philippines, South Africa, Indonesia and China.
excluding CKD production.

(THOUSAND UNITS)	**RESULTS FY 2004 04/4-05/3**		RESULTS 1st Half of FY 2004 04/4-04/9		RESULTS FY 2003 03/4-04/3	
SALES VOLUME						
CONSOLIDATED WHOLESALE (5)						
JAPAN	819	2.5%	361	-2.7%	799	0.8%
OVERSEAS	2,651	23.5%	1,251	25.8%	2,148	16.5%
TOTAL	3,470	17.8%	1,612	18.1%	2,947	11.8%
PRODUCTION VOLUME						
CONSOLIDATED BASIS (5)						
JAPAN	1,482	0.4%	712	-1.7%	1,475	2.1%
OVERSEAS CONSOLIDATED SUBSIDIARIES	1,811	28.6%	853	27.3%	1,408	23.2%
TOTAL	3,293	14.2%	1,565	12.3%	2,883	11.5%

(5) Wholesale and Production volume are based on Japanese GAAP accounting and differ from global retail sales volume and production.

NON-CONSOLIDATED FINANCIAL INFORMATION

(Apr. 25, 2005)
NISSAN MOTOR CO., LTD.
Global Communications CSR and IR Division

	RESULTS FY 2004		RESULTS 1st Half of FY 2004		RESULTS FY 2003	
(BILLIONS OF YEN)	**04/4-05/3**		04/4-04/9		03/4-04/3	
NET SALES	3,718.7	6.9%	1,731.4	4.6%	3,480.2	1.8%
DOMESTIC	1,552.7	3.6%	662.0	-6.4%	1,498.4	0.2%
EXPORT	2,166.0	9.3%	1,069.4	12.7%	1,981.8	3.1%
OPERATING INCOME	231.8	-5.7%	125.3	-16.3%	245.8	-22.2%
ORDINARY INCOME	203.7	-10.7%	109.2	-22.7%	2,280.0	-22.2%
NET INCOME	102.4	26.9%	74.0	-1.8%	80.7	10.8%
NET INCOME PER SHARE(YEN)	23.24		16.82		18.15	
YEAR END DIVIDEND AMOUNT PER SHARE(YEN)	12		-		11	
HALF YEAR DIVIDEND AMOUNT PER SHARE(YEN)	12		12		8	
CAPITAL EXPENDITURE	128.6		45.6		117.5	
DEPRECIATION	68.7		32.1		60.0	
TOTAL ASSETS (millions of yen)	3,981.9		3,961.1		4,055.5	
SHAREHOLDERS' EQUITY(millions of yen)	1,685.9		1,730.9		1,709.7	
EQUITY RATIO(%)	42.3		43.7		42.2	
SHAREHOLDER'S EQUITY PER SHARE(YEN)	384.86		393.66		388.60	
PERFORMANCE DESCRIPTION	Increased net sales and profit (except for operating income and ordinary income)		Increased net sales and profit (except for net income)		Increased net sales and profit (except for operating income and ordinary income)	
(THOUSAND UNITS)						
PRODUCTION VOLUME	1,491	1.1%	712	-1.7%	1,475	2.1%
SALES VOLUME (WHOLESALE)						
DOMESTIC	861	2.1%	376	-3.9%	844	2.4%
EXPORT	722	0.4%	371	8.2%	719	3.7%
TOTAL	1,583	1.3%	747	1.8%	1,563	3.0%
DOMESTIC REGISTRATION (Excl.Mini)	760	-2.7%	326	-11.7%	781	1.6%
MARKET SHARE(%)	19.3%		17.9%		19.4%	
TOTAL DEMAND	3,940	-2.2%	1,826	-4.0%	4,030	-0.4%

Notes: The % figures, unless otherwise described, show the changes over the same period of the previous FY.
Some figures in each volume are adjusted from the previous disclose.

<translation>

April 27,2005

NISSAN MOTOR CO., LTD

About a correction of FINANCIAL RESURTS OF NISSAN MOTOR CO.,LTD FOR THE FISCAL YEAR ENDING MARCH 31,2005 and NON-CONSOLIDATED FINANCIAL INFORMATION

Nissan correct the mark document which disclosed on April 25, 2005 as follows.

・FINANCIAL RESURTS OF NISSAN MOTOR CO.,LTD FOR THE FISCAL YEAR ENDING MARCH 31,2005
26 pages

(Before a correction)

VEHICLE PRODUCTION UNIT
(FY2004 and FY2003)

	FY2004 (Units)	FY2003 (Units)	Change (%)
Domestic	1,490,867	1,475,004	1.1%

(After a correction)

VEHICLE PRODUCTION UNIT
(FY2004 and FY2003)

	FY2004 (Units)	FY2003 (Units)	Change (%)
Domestic	1,481,563	1,475,063	0.4%

・NON-CONSOLIDATED FINANCIAL INFORMATION

(Before a correction)

PRODUCTION VOLUME RESULTS FY2004 : 1,491 THOUSAND UNITS (1.1%)

(After a correction)

PRODUCTION VOLUME RESULTS FY2004 : 1,482 THOUSAND UNITS (0.4%)

END